Filed pursuant to Rule 424(b)(2)

Registration No. 333-209385 and 333-209385-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Senior Fixed to Floating Rate Notes due February 28, 2024	$3,000,000	$347.70

(1)	Calculated pursuant to Rule 457(r) under the Securities Act of 1933, as amended.

PRICING SUPPLEMENT

(to Prospectus dated February 4, 2016)

$3,000,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due February 28, 2024

Based on 3-Month USD LIBOR

As further described below, interest will accrue and be payable quarterly, in arrears, (i) from the Original Issue Date to, but excluding, February 28, 2019 at a rate of 4.00% per annum and (ii) from and including February 28, 2019 to, but excluding, the stated maturity date (February 28, 2024), at a floating rate equal to 3-Month USD LIBOR plus 1.50%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 6.50% per annum.

SUMMARY OF TERMS

Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.

Title of the Notes:	Fixed to Floating Rate Notes due February 28, 2024 based on 3-Month USD LIBOR

Aggregate Principal Amount:	$3,000,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.

Issue Price:	$1,000 per note (100%)

Stated Principal Amount	$1,000 per note

Pricing Date:	February 23, 2017

Original Issue Date:	February 28, 2017 (3 Business Days after the Pricing Date)

Maturity Date:	February 28, 2024

Interest Accrual Date:	February 28, 2017

Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.

Reference Rate	3-Month USD LIBOR. Please see “The Notes” below.

Interest Rate	From and including the Original Issue Date to, but excluding, February 28, 2019: 4.00% per annum.

From and including February 28, 2019 to, but excluding, February 28, 2024 (the “Floating Interest Rate Period”): Reference Rate plus 1.50%, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the Reference Rate applicable to an Interest Payment Period, the level of the Reference Rate will be determined two (2) London Banking Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, an “Interest Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 6.50% per annum.

Floating Interest Rate Period	From and including February 28, 2019 to, but excluding the Maturity Date.

Interest Payment Period:	Quarterly

Interest Payment Dates	Each February 28, May 28, August 28 and November 28, beginning May 28, 2017; provided that if any such day is not a Business Day, that interest payment will be made on the next succeeding Business Day and no adjustment will be made to any interest payment made on that succeeding Business Day.

Interest Payment Period End Dates	Unadjusted

Interest Reset Dates	Each February 28, May 28, August 28 and November 28, beginning February 28, 2019; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.

Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.

Maximum Interest Rate	6.50% per annum during the Floating Interest Rate Period.

Day-count Convention:	30/360

Redemption:	Not applicable

Specified Currency:	U.S. dollars

CUSIP/ISIN:	47233JAK4

Book-entry or Certificated Note:	Book-entry

Business Day:	New York

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”

Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.

Trustee:	The Bank of New York Mellon

Use of Proceeds:	General corporate purposes

Listing:	None

Conflict of Interest:	Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.

Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-2 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	100%	$3,000,000
Underwriting Discounts and Commissions	1.25%	$37,500
Proceeds to Jefferies Group LLC (Before Expenses)	98.75%	$2,962,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry form only through The Depository Trust Company on or about February 28, 2017 against payment in immediately available funds.

Jefferies

Pricing supplement dated February 23, 2017.

You should read this document together with the related prospectus and prospectus supplement,

each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus supplement dated February 4, 2016	Prospectus dated February 4, 2016

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2016 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 27, 2017. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly-owned subsidiary. The Aggregate Principal Amount of the Notes is $3,000,000. The Notes will mature on February 28, 2024. From and including the Original Issue Date to, but excluding, February 28, 2019, the Notes will bear interest at the fixed rate of 4.00% per annum. From and including February 28, 2019 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”), the Notes will bear interest at a per annum floating rate equal to 3-Month USD LIBOR plus 1.50%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 6.50% per annum. During the Floating Interest Rate Period, the interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

“3-Month USD LIBOR” or “Reference Rate” means, with respect to any Interest Reset Date, the London interbank offered rate for 3-month deposits in U.S. dollars appearing on the Reuters screen “LIBOR01” page (or any successor thereto) as of approximately 11:00 A.M., London time, on the relevant Interest Determination Date.

“The “Interest Determination Date” for each quarterly Interest Reset Date during the Floating Interest Rate Period will be the second London Banking Day prior to the beginning of the applicable quarterly Interest Reset Date. A “London Banking Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close and dealings in U.S. dollars are transacted in the London interbank market.

If, on any Interest Determination Date, the 3-Month USD LIBOR does not so appear on the Reuters screen “LIBOR01” page (or any successor thereto), then the 3-Month USD LIBOR will be determined on the basis of the rates at which 3-month deposits in U.S. dollars are offered by four major banks in the London interbank market selected by the calculation agent at approximately 11:00 A.M., London time, on the relevant Interest Determination Date, to prime banks in the London interbank market, beginning on the relevant Interest Reset Date, and in a representative amount. The calculation agent will request the principal London office of each of these major banks to provide a quotation of its rate. If at least two quotations are provided, 3-Month USD LIBOR for the relevant Interest Reset Date will be the arithmetic mean of the quotations. If fewer than two of the requested quotations described above are provided, 3-Month USD LIBOR for the relevant Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the calculation agent, at approximately 11:00 A.M., New York City time, on the relevant Interest Reset Date, for loans in U.S. dollars to leading European banks for a period of 3 months, beginning on the relevant Interest Reset Date, and in a representative amount. If no quotation is provided as described in the preceding sentence, then the calculation agent will determine the 3-Month USD LIBOR in good faith and in a commercially reasonable manner.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on January 27, 2017, you should consider carefully the following factors before deciding to purchase the notes.

Risks Associated with the Offering

The historical performance of the Reference Rate is not an indication of future performance.

The historical performance of the Reference Rate should not be taken as an indication of future performance during the term of the Notes. Changes in the level of the Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall.

The amount of interest payable on the Notes for each Interest Payment Period during the Floating Interest Rate Period is capped.

The Interest Rate on the Notes for each Interest Payment Period during the Floating Interest Rate Period is capped at the Maximum Interest Rate of 6.50% per annum (equal to a maximum quarterly interest payment of $65 for each $1,000 stated principal amount of Notes).

You must rely on your own evaluation of the merits of an investment linked to 3-Month USD LIBOR.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 3-Month USD LIBOR and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 3-Month USD LIBOR may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 3-Month USD LIBOR and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

We may sell an additional aggregate face amount of the Notes at a different issue price.

At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid as provided on the cover of this pricing supplement. There is no stated limit on of the additional face amounts of the Notes we may sell.

The Notes will be treated as variable rate debt instruments for U.S. federal income tax purposes.

You should review carefully the section of this pricing supplement entitled “Material United States Federal Income Tax Consequences”. The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected by the IRS, interest paid on the Notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes, except to the extent of any original issue discount. In addition, a U.S. Holder (as defined under “Material United States Federal Income Tax Consequences”) must include any original issue discount in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income. In general, gain or loss realized on the sale, exchange or other disposition of the Notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes. Purchasers who are not initial purchasers of Notes at their issue price on the original issue date should consult their tax advisors with respect to the tax consequences of an investment in the Notes, and the potential application of special rules.

Non-U.S. Holders should note that final Treasury regulations were released on legislation that imposes a withholding tax of 30% on payments to certain foreign entities unless information reporting and diligence requirements are met. See “United States Federal Taxation—FATCA Legislation” in the accompanying prospectus supplement. Pursuant to the final regulations, such withholding tax will generally apply to obligations that are issued on or after July 1, 2014; therefore, the Notes will generally be subject to this withholding tax. The withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the Notes made before January 1, 2019.

You may be required to accrue interest in excess of interest payments following the initial fixed rate interest period.

Under the rules governing variable rate debt instruments discussed below under “Material United States Federal Income Tax Consequences,” you may be required to accrue an amount of interest in the initial fixed rate interest period of your Note that is less than the stated interest on your Note in such periods. Conversely, you may be required to accrue an amount of interest in the Floating Interest Rate Period of your Note that exceeds the stated interest on your Note in such period.

Increased regulatory oversight and changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”) is determined may adversely affect the value of your floating rate notes.

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions. If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based notes. In addition, any changes announced by the FCA, the ICE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur and to the extent that the value of your notes is affected by reported LIBOR rates, the level of interest payments and the value of the notes may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based notes and the value of your floating rate notes.

Changes in the method pursuant to which certain financial benchmarks are determined may adversely affect the value of your floating rate notes.

The LIBOR and other indices which are deemed “benchmarks” are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could have a material adverse effect on any securities linked to a “benchmark.”

Key international proposals for reform of “benchmarks” include IOSCO’s Principles for Financial Market Benchmarks (July 2013) (the “IOSCO Benchmark Principles”) and the Regulation (EU) 2016/1011 of the European Parliament and of the Council on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds and amending Directives 2008/48/EC and 2014/17/EU and Regulation (EU) No. 596/2014 (the “Benchmarks Regulation”), which was published in the Official Journal on June 29, 2016 and came into force on June 30, 2016. The Benchmarks Regulation is intended to be implemented in 2018.

The IOSCO Benchmark Principles aim to create an overarching framework of principles for benchmarks to be used in financial markets, specifically covering governance and accountability, as well as the quality and transparency of benchmark design and methodologies.

The Benchmarks Regulation will apply to “contributors,” “administrators” and “users” of “benchmarks” in the EU, and will, among other things, (i) require certain benchmark administrators to be authorized (or, if non-EU-based, to be subject to an equivalent regulatory regime) and to comply with extensive requirements in relation to the administration of “benchmarks” and (ii) ban the use by “supervised entities” (which include EU credit institutions, investment firms, insurance undertakings and other EU regulated entities) of “benchmarks” of unauthorized administrators or which are not otherwise recognized in accordance with the Benchmarks Regulation. The scope of the Benchmarks Regulation is wide and, in addition to so-called “critical benchmark” indices (which are expected to include indices such as LIBOR), could also potentially apply to interest rate indices, as well as equity, commodity and foreign exchange rate indices and other indices (including “proprietary” indices) which are referenced in listed financial instruments or financial contracts or used to measure performance of investment funds.

In addition to the international proposals for reform of “benchmarks” described above, there are numerous other proposals, initiatives and investigations which may impact “benchmarks.” For example, in the United Kingdom, the national government has extended the legislation originally put in place to cover LIBOR to regulate a number of additional major United Kingdom-based financial benchmarks in the fixed income, commodity and currency markets, which could be further expanded in the future. In June 2016, the FCA indicated that it intends to publish a consultation paper in February 2017 on the U.K.’s implementation of the Benchmarks Regulation. However, in light of the recent vote by the United Kingdom to exit the European Union, it is not possible to predict whether such consultation exercise will take place or the nature or extent of any resulting changes (if any) to the FCA Rules.

The FCA has also released “Financial Benchmarks: Thematic review of oversight and controls,” which reviewed the activities of firms in relation to a much broader spectrum of “benchmarks” that ultimately could impact inputs, governance and availability of certain “benchmarks.”

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks” or lead to the disappearance of certain “benchmarks.” The disappearance of a “benchmark” or changes in the manner of administration of a “benchmark” could result in adjustment to the terms and conditions, early redemption, discretionary valuation by the calculation agent, delisting or other consequence in relation to notes linked to such “benchmark.” Any such consequence could have a material adverse effect on the value of and return on any such notes.

Any of the above changes or any other consequential changes to LIBOR or any other “benchmark” as a result of United Kingdom, European Union, or other international, national or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes could have a material adverse effect on the trading market for, value of and return on any notes based on or linked to a “benchmark.”

If you purchase your Notes at a premium to their face amount, the return on your investment will be lower than the return on Notes purchased at face amount and the impact of certain key terms of the Notes will be negatively affected.

The amount you will be paid for your Notes on the stated maturity date will not be adjusted based on the issue price you pay for the Notes. If you purchase Notes at a price that differs from the face amount of the Notes, then the return on your investment in such Notes held to the stated maturity date will differ from, and may be substantially less than, the return on Notes purchased at face amount. If you purchase your Notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at face amount or a discount to face amount.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 3-Month USD LIBOR, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.

For further information, see “Risk Factors” beginning on page PS-2 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non-income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The Notes will be treated as providing for a single fixed rate followed by a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation—U.S. Holders—Floating Rate Notes—General” and “—Floating Rate Notes that Provide for Multiple Rates.” Under applicable Treasury regulations, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the Notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the Notes). The rules under “United States Federal Taxation—U.S. Holders—Discount Notes—General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the Notes. Under this method, the Notes may be issued with OID.

A U.S. Holder is required to include any QSI in income in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. U.S. Holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest. QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.

A U.S. Holder generally will recognize capital gain or loss on the sale, retirement or other taxable disposition of a Note equal to the difference between the amount realized on the sale, retirement or other taxable disposition and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will generally be the cost of the Note, increased by the amount of any OID previously included in income by the U.S. Holder in respect of the Note, and reduced by any payments that do not constitute QSI. Proceeds realized upon a sale, retirement or other taxable disposition attributable to accrued but unpaid QSI will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued QSI in income. Capital gain of a noncorporate U.S. Holder is currently taxed at reduced rates where the U.S. Holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $12.50 per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We may deliver the Notes against payment therefore in New York, New York on a date that is more than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days from the pricing date, purchasers who wish to trade the Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to the issuers, when the notes offered by this pricing supplement have been executed and issued by the issuers and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the issuers, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 5, 2016, which has been filed as Exhibit 5.1 to the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 5, 2016.

EXPERTS

The financial statements of Jefferies Group LLC and its subsidiaries as of November 30, 2016 and November 30, 2015 and for the years ended November 30, 2016, November 30, 2015 and November 30, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of November 30, 2016 incorporated herein by reference to the Annual Report on Form 10-K, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jefferies Loancore LLC for the year ended November 30, 2016, incorporated herein by reference to Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Jefferies Finance LLC and its subsidiaries, incorporated in this pricing supplement by reference from Jefferies Group LLC’s Annual Report on Form 10-K for the year ended November 30, 2016, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$3,000,000

Jefferies Group LLC

Senior Fixed to Floating Rate Notes due February 28, 2024 Based on 3-Month USD LIBOR

PRICING SUPPLEMENT

February 23, 2017